Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change October 22, 2008
Item 3	News Release The news release dated October 22, 2008 was disseminated through Marketwire’s Canadian and US Timely Disclosure and UK Media and Analyst networks.
Item 4
Summary of Material Change

Silver Standard Resources Inc. reported that diamond drilling in 2008 at its wholly-owned Snowfield project has outlined a new gold-copper zone.  The Snowfield property is located 40 kilometers north of the town of Stewart in northern British Columbia and 15 kilometers southeast of Barrick’s high-grade gold-silver mine at Eskay Creek.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated October 22, 2008.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 22nd day of October, 2008

October 22, 2008	News Release 08-17

DRILLING DEFINES NEW GOLD-COPPER ZONE AT SNOWFIELD

Vancouver, B.C. -- Silver Standard Resources Inc. is pleased to report that diamond drilling in 2008 at its wholly-owned Snowfield project has outlined a new gold-copper zone.  The Snowfield property is located 40 kilometers north of the town of Stewart in northern British Columbia and 15 kilometers southeast of Barrick’s high-grade gold-silver mine at Eskay Creek.

The new Snowfield North Zone measures approximately 700 meters by 800 meters and lies 500 meters east of Seabridge Gold’s Mitchell Deposit.  Highlights of the 2008 Snowfield North program include:

•	MZ-10 which intersected 620 meters of 0.75 grams of gold and 0.17% copper per tonne, including 164 meters of 1.04 grams of gold per tonne and 0.18% copper;

•	MZ-13 which intersected 425 meters of 0.95 grams of gold per tonne and 0.20% copper, including 117 meters of 1.19 grams of gold and 0.27% copper per tonne;

•	MZ-20 which intersected 662 meters of 0.86 grams of gold per tonne and 0.18% copper, including 205 meters averaging 1.07 grams of gold per tonne and 0.18% copper;

•	MZ-23 which intersected 338 meters of 0.91 grams of gold per tonne and 0.18% copper. This hole ended in mineralization and was stopped due to drilling issues;

•	MZ-24 which intersected 637 meters 0f 0.55 grams of gold per tonne and 0.14% copper and ended in mineralization.

Silver Standard’s 2008 Snowfield program comprised 16,945 meters of diamond drilling in 31 holes.  Further results are pending for holes that tested the continuity of the Snowfield North Zone, which is open to the east and south, with deeper copper-gold intervals encountered in the 2007 Snowfield Zone program.

In addition to assays from these outstanding drill holes, an updated resource estimate for the Snowfield property is anticipated in early 2009.  For drill hole locations, see a new map that will be posted in the Snowfield project section of Silver Standard’s web site, www.silverstandard.com.

Previously, Silver Standard had reported a block model resource estimate for the Snowfield Zone.  This estimate was prepared by Doug Blanchflower, P.Geo., an independent qualified person, as defined by Canada’s National Instrument 43-101.

Snowfield Gold Resource Summary – March 2008
(Based on a cut-off grade of 0.5 grams of gold/tonne)

Category	Tonnes (in thousands)	Gold Grade (in g/tonne)	Gold Grade (in oz/ton)	Contained Gold (in ounces)
Measured	1,449.8	2.18	0.063	101,500
Indicated	77,122.0	1.20	0.034	2,975,600
Inferred	14,350.0	1.01	0.029	466,200

Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Snowfield. [Source: Silver Standard Resources Inc.]

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors:  The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part of all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

Selected Snowfield Diamond Drill Results - October 2008*
Hole Number	Collar Coordinates	Dip/ Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (grams/tonne)	Copper (in %)
Mitchell East Zone
MZ-1(1)	424443E 6264990N	85º / 132º	20.7	279.5	258.8	0.71	0.14
		Incl.	248.4	279.5	31.1	1.38	0.31
MZ-2	424443E 6264990N	- 50º / 175º	25.8	110.0	84.2	0.50	0.09
MZ-4	424411E 6264796N	- 50º / 175º	42.5	514.5	472.0	0.32	0.08
MZ-9	424218E 6265113N	- 55º / 175º	9.1	160.0	150.9	0.51	0.09
MZ-10	424609E 6264890N	- 55º / 175º	3.0	623.0	620.0	0.75	0.17
		Incl.	142.0	305.5	163.5	1.04	0.18
MZ-11	423923E 6265332N	- 55º / 175º	3.1	117.0	113.9	0.52	0.05
MZ-13	424616E 6265076N	- 55º / 175º	4.7	429.5	424.8	0.95	0.20
		Incl.	178.0	294.5	116.5	1.19	0.27
MZ-14	424017E 6264991N	- 55º / 175º	10.8	163.5	152.7	0.52	0.12
MZ-15	423906E 6265109N	- 55º / 170º	3.1	53.0	49.9	0.48	0.05
MZ-16	424822E 6265005N	- 55º / 175º	5.0	533.0	528.0	0.78	0.15
MZ-17	424603E 6265186N	- 55º / 175º	151.0	268.0	117.0	0.63	0.09
MZ-18	424814E 6265202N	- 55º / 175º	19.3	109.5	90.2	0.53	0.03
			189.5	388.0	198.5	0.48	0.06
MZ-19(2)	424710E 6265116N	- 55º / 175º	82.5	164.3	81.8	0.62	0.08
MZ-20	424716E 6264898N	- 55º / 170º	1.2	663.0	661.8	0.86	0.18
		Incl.	92.5	297.0	204.5	1.07	0.18
MZ-21	424817E 6265406N	- 55º / 175º	82.5	311.0	228.5	0.43	0.02
MZ-22(2)	425009E 6265104N	- 55º / 175º	138.5	515.4	376.9	0.82	0.17
MZ-23(2)	424819E 6264782N	- 55º / 171º	4.2	341.8	337.6	0.91	0.18
		Incl.	50.5	290.0	239.5	1.01	0.18
MZ-24(2)	424805E 6264590N	- 55º / 175º	2.7	640.1	637.4	0.55	0.14

*  True thickness to be determined.  (1) Previously reported.  (2) Ended in mineralization.  Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Snowfield exploration program and has verified the data in the table above. All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Vancouver, B.C.  All samples were analyzed using aqua regia digestion with ICP finish.  Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish.  Samples over 1,000 ppm silver were fire assayed with a gravimetric finish.  Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples were blind duplicate assayed at ALS Chemex in Vancouver, B.C.